SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

TravelCenters of America LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

894174101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

x	Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894174101	13G/A	Page 2 of 12 Pages

1.	Names of Reporting Persons Hospitality Properties Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland
5.	Sole Voting Power 2,540,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	6.	Shared Voting Power 0
7.	Sole Dispositive Power 2,540,000
WITH	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,540,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 894174101	13G/A	Page 3 of 12 Pages

1.	Names of Reporting Persons Reit Management & Research LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
5.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	6.	Shared Voting Power 0
7.	Sole Dispositive Power 0
WITH	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 894174101	13G/A	Page 4 of 12 Pages

1.	Names of Reporting Persons Reit Management & Research Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts
5.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	6.	Shared Voting Power 0
7.	Sole Dispositive Power 0
WITH	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 894174101	13G/A	Page 5 of 12 Pages

1.	Names of Reporting Persons Barry M. Portnoy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States
5.	Sole Voting Power 62,411.6
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	6.	Shared Voting Power 0
7.	Sole Dispositive Power 62,411.6
WITH	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,411.6
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 894174101	13G/A	Page 6 of 12 Pages

1.	Names of Reporting Persons Adam D. Portnoy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States
5.	Sole Voting Power 66,263.8
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	6.	Shared Voting Power 0
7.	Sole Dispositive Power 66,263.8
WITH	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,263.8
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 894174101	13G/A	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

TravelCenters of America LLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24601 Center Ridge Road
Suite 200
Westlake, OH 44145-5639

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1) Hospitality Properties Trust (“HPT”)

(2) Reit Management & Research LLC (“RMR”) (the manager of HPT)

(3) Reit Management & Research Trust (“RMR Trust”) (the sole member of RMR)

(4) Barry M. Portnoy (a managing director of the Issuer, a managing trustee of HPT, the Chairman and a director of RMR, and the Chairman, majority beneficial owner and a trustee of RMR Trust)

(5)

Adam D. Portnoy (a managing trustee of HPT, the President and Chief Executive Officer and a director of RMR, and the President and Chief Executive Officer, a beneficial owner and a trustee of RMR Trust)

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of each Reporting Person is:

Two Newton Place 255 Washington Street Newton, Massachusetts 02458

Item 2(c).	Citizenship:

HPT is a Maryland real estate investment trust.

RMR is a Delaware limited liability company.

RMR Trust is a Massachusetts business trust.

Barry M. Portnoy is a United States citizen.

Adam D. Portnoy is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value

CUSIP No. 894174101	13G/A	Page 8 of 12 Pages

Item 2(e).	CUSIP Number:

894174101

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________________________________________________________________________

Item 4.	Ownership.

(a)   Amount beneficially owned:

HPT beneficially owns 2,540,000 Common Shares of the Issuer, 1,540,000 of which were acquired by HPT pursuant to a rent deferral agreement with the Issuer, entered into on August 11, 2008, and 1,000,000 of which were purchased by HPT as part of an underwritten public offering of common shares by the Issuer completed on May 27, 2011.

Neither RMR nor RMR Trust holds any Common Shares of the Issuer.  RMR, as manager of HPT, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 2,540,000 Common Shares beneficially owned by HPT, but each disclaims such beneficial ownership.

Mr. Barry Portnoy beneficially owns 62,411.6 Common Shares of the Issuer.  Mr. Adam Portnoy beneficially owns 66,263.8 Common Shares of the Issuer (of which 24,000 are subject to vesting requirements and will become fully vested, subject to the lapse of certain contingencies, annually through 2016).  In their respective positions with RMR and RMR Trust described in Item 2(a) above, Mr. Barry Portnoy and Mr. Adam Portnoy may also be deemed

CUSIP No. 894174101	13G/A	Page 9 of 12 Pages

to beneficially own (and have shared voting and dispositive power over) the 2,540,000 Common Shares beneficially owned by HPT, but each disclaims such beneficial ownership.

(b)   Percent of class:

HPT beneficially owns approximately 8.6% of the Issuer’s Common Shares.

Each of Mr. Barry Portnoy and Mr. Adam Portnoy beneficially owns less than 1% of the Issuer’s Common Shares, and RMR and RMR Trust beneficially own none of the Issuer’s Common Shares.  Reference is made to Item 4(a) above as to the Issuer’s Common Shares beneficially owned by HPT that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.  If all such Common Shares were beneficially owned by such persons, their respective percentage beneficial ownership of the Issuer’s Common Shares would be approximately 8.6%, 8.6%, 8.8% and 8.8%.

The percentages of beneficial ownership reported in this Schedule 13G/A are based on 29,536,465.065 Common Shares of the Issuer outstanding as of December 31, 2012, such number of shares having been provided by the Issuer to the Reporting Persons upon their request.

(c)   Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

	HPT:	2,540,000

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	62,411.6

	Adam D. Portnoy:	66,263.8

(ii)	Shared power to vote or to direct the vote:

	HPT:	0

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	0

	Adam D. Portnoy:	0

(iii)	Sole power to dispose or to direct the disposition of:

	HPT:	2,540,000

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	62,411.6

	Adam D. Portnoy:	66,263.8

CUSIP No. 894174101	13G/A	Page 10 of 12 Pages

(iv)	Shared power to dispose or to direct the disposition of:

	HPT:	0

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	0

	Adam D. Portnoy:	0

Reference is made to Item 4(a) above as to the Issuer’s Common Shares beneficially owned by HPT that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 894174101	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013

HOSPITALITY PROPERTIES TRUST

/s/ Mark Kleifges
(Signature)

Mark Kleifges, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Description

99(a)	Joint Filing Agreement, dated as of August 21, 2008, by and among Hospitality Properties Trust, Reit Management & Research LLC, Reit Management & Research Trust, Barry M. Portnoy and Adam D. Portnoy.*

___________________________________

*Included as an exhibit to the Schedule 13G filed August 21, 2008.